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09056956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 67726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUDSON PARTNERS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 TRESSER BOULEVARD, SUITE 1520
(No. and Street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EARL V HEDIN (203) 569-1919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRESCH & GERBASI LLP
(Name – *if individual, state last, first, middle name*)

250 WEST 57th STREET	NEW YORK	N.Y	10107
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 3 1 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN Y KOREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON PARTNERS SECURITIES LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal
Title

Notary Public

ALINA S. ANDERSEN
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires
December 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRESCH & GERBASI LLP
CERTIFIED PUBLIC ACCOUNTANTS
250 WEST 57TH STREET
NEW YORK, N.Y. 10107

ROBERT B. KRESCH, CPA
NICHOLAS J. GERBASI, CPA

(212) 757-4760
FAX: (212) 262-9653

INDEPENDENT AUDITORS' REPORT

To the Members of
Hudson Partners Securities LLC

We have audited the accompanying statement of financial condition of Hudson Partners Securities LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Partners Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kresch & Gerbasi LLP

New York, NY
February 17, 2009

HUDSON PARTNERS SECURITIES LLC
BALANCE SHEET
AS AT DECEMBER 31, 2008

ASSETS

Current Assets:	
Cash in Banks	$72,388
Total Current Assets	72,388
TOTAL ASSETS	$72,388

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities	$0
Member's Equity	72,388
TOTAL LIABILITIES AND MEMBER'S EQUITY	$72,388

The accompanying notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue:	Fee Income - Note 2	$11,630,352
	Interest Income	$333
	Total Revenue	11,630,685
Expenses:	Parent Company Expense Sharing Payment - Note 1	768,891
	Parent Company Monthly Expense Payment - Note 1	9,677
	Payments to Registered Representatives - Note 2	10,776,000
	Professional Fees	12,564
	Bank Charges and Fees	220
	Fidelity Bond Insurance	808
	Securities Dealer Filing Fees	10,137
	Total Expenses	11,578,297
NET INCOME		$52,388

The accompanying notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2008

Balance, Beginning	$0
Member's Contribution	20,000
Net Income	52,388
BALANCE, DECEMBER 31, 2008	$72,388

The accompanying notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
STATEMENT OF CASH FLOWS
FO THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Operating Income	$52,388
Cash Flows from Financing Activities:	
Initial Contribution from Parent	20,000
Net Change in Cash and Cash Equivalents	72,388
Cash and Cash Equivalents at Inception	0
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2008	$72,388

The accompanying notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Nature of Operations

Hudson Partners Securities LLC (the "Company"), a Connecticut limited liability company, was formed on April 23, 2007 and commenced operations on March 12, 2008. The Company is a wholly owned subsidiary of Hudson Partners Group LLC ("The Parent Company"). The Company is a broker dealer registered with FINRA. It maintains its main branch office in the State of Connecticut. In addition the Company is registered in several other states.

Accounting Policies, Business Description

This summary of significant accounting policies of Hudson Partners Securities LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management and they are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principals generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method Of Accounting

All assets, liabilities, income and expenses are recorded using the accrual method of accounting.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as the owners of The Parent Company are individually responsible for reporting income or loss to the extent required by income tax laws and regulations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and assumptions.

HUDSON PARTNERS SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1: Related Party Transactions

The Company has entered into a fee sharing agreement with The Parent Company, under which the Company does not pay directly for any compensation, rent, accounting, travel and general office expenses. In exchange for paying these expenses, The Parent Company receives a monthly fee of $1,000 plus 90% of the gross revenues.

Note 2: Significant Transactions

The Company has registered representatives who are not affiliated with The Parent Company and are therefore not covered under The Parent Company agreement. These individuals are paid directly by the Company. The amount paid to these individuals in 2008 was $10,776,000. The amount paid to the registered representatives not affiliated with The Parent Company will never be more than the revenue that they are directly responsible for and therefore that revenue will not be included in the fee sharing agreement. For 2008 that revenue was $10,776,028.

Note 3: Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2008, the Company's net capital, as defined, of $72,388 exceeded the required minimum by $67,388 and its ratio of aggregate indebtedness to net capital was 0%.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2008

HUDSON PARTNERS SECURITIES LLC
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
DECEMBER 31, 2008

Net Capital Computation

Net Capital Requirement, the Greater of:		$5,000
1/8 of Aggregate Indebtedness	-	
Minimum Dollar Requirement	$5,000	
Net Capital		72,388
Excess (Deficiency) Net Capital		$67,388
Aggregate Indebtedness		0
Ratio of Aggregate Indebtedness to Net Capital		N/A
Ratio of Subordinated Indebtedness to Debt/Equity Total		N/A
120% of Required Net Capital		6,000
Net Capital in Excess of 120% of Required Net Capital		$66,388

Net Capital

Member's Contribution		$20,000
Retained Earnings		52,388
Member's Equity		72,388
Less Adjustments:		
Total Non-Allowable Assets	$ -	
Other Deductions or Charges	-	
Excess Fidelity Bond Deductible	-	-
Total Deductions from Member's Equity		-
Net Capital Before Haircuts on Securities Positions		72,388
Total Haircuts of Securities		-
NET CAPITAL*		$72,388

*There are no material differences in the above calculation of net capital and the amount included in the unaudited FOCUS report.

The accompany notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Pursuant to Rule 15c 3-3 relating to possession or control requirements, Hudson Partners Securities LLC has not engaged in the clearing or trading of any securities for the year ended December 31, 2008.

KRESCH & GERBASI LLP
CERTIFIED PUBLIC ACCOUNTANTS
250 WEST 57TH STREET
NEW YORK, N.Y. 10107

ROBERT B. KRESCH, CPA
NICHOLAS J. GERBASI, CPA

(212) 757-4760
FAX: (212) 262-9653

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17-a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Hudson Partners Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hudson Partners Securities LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirsch & DeFasi LLP

New York, NY
February 17, 2009